SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Exabyte Corporation
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

300615101
(CUSIP Number)

John R. Garrett
Meritage Investment Partners, LLC
1600 Wynkoop, Suite 300
Denver, Colorado 80202
(303) 352-2040
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 300615101

1.      Names of Reporting Persons.

         Meritage Private Equity Fund, L.P.

         I.R.S. Identification Nos. of above persons (entities only)

         06 153 8889

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)

3.      SEC Use Only

4.      Source of Funds (See Instructions)      WC

5.      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.      Citizenship or Place of Organization      Delaware

Number of Shares Bene- ficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	12,935,324 12,935,324

11.      Aggregate Amount Beneficially Owned by Each Reporting Person      12,935,324

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.      Percent of Class Represented by Amount in Row (11)      59.3%

14.      Type of Reporting Person (See Instructions)      PN

CUSIP No. 300615101

1.      Names of Reporting Persons.
         Meritage Private Equity Parallel Fund, L.P.

         I.R.S. Identification Nos. of above persons (entities only)

         84 150 5554

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)

3.      SEC Use Only

4.      Source of Funds (See Instructions)      WC

5.      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.      Citizenship or Place of Organization      Delaware

Number of Shares Bene- ficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	1,581,698 1,581,698

11.      Aggregate Amount Beneficially Owned by Each Reporting Person      1,581,698

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.      Percent of Class Represented by Amount in Row (11)      10.9%

14.      Type of Reporting Person (See Instructions)      PN

CUSIP No. 300615101

1.      Names of Reporting Persons.

         Meritage Investment Partners, LLC

         I.R.S. Identification Nos. of above persons (entities only)

         06 152 6863

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)

3.      SEC Use Only

4.      Source of Funds (See Instructions)      N/A

5.      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.      Citizenship or Place of Organization      Delaware

Number of Shares Bene- ficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	14,753,069 14,753,069

11.      Aggregate Amount Beneficially Owned by Each Reporting Person      14,753,069

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.     Percent of Class Represented by Amount in Row (11)     64.2%

14.      Type of Reporting Person (See Instructions)      OO

Introductory Statement

             This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the “Common Stock”), of Exabyte Corporation, a Delaware corporation (“Exabyte”). Effective October 28, 2005, the Common Stock was combined on a 10-for-1 share basis pursuant to a reverse stock split, and all references to the Common Stock in the amended statement refer to the post-split Common Stock. This amended statement is filed by (i) Meritage Investment Partners, LLC, a Delaware limited liability company (“Meritage”), by virtue of its status as the sole general partner of Meritage Private Equity Fund, L.P. (the “Fund”), Meritage Private Equity Parallel Fund, L.P. (the “Parallel Fund”) and Meritage Entrepreneurs Fund, L.P. (the “Entrepreneurs Fund” and, together with the Fund and the Parallel Fund, the “Meritage Funds”), and (ii) each of the Fund and the Parallel Fund by virtue of its direct ownership of Exabyte securities. Meritage, the Fund and the Parallel Fund are referred to collectively as the “Reporting Persons.” Items 3, 4, 5, 6 and 7 of the statement on Schedule 13D previously filed by the Reporting Persons are amended as follows.

Item 3.      Source and Amount of Funds or Other Consideration

             No change except for the addition of the following:

The Fund, the Parallel Fund and the Entrepreneurs Fund expended $3,507,000, $429,000 and $64,000, respectively, to purchase Exabyte’s 10% Secured Convertible Subordinated Notes due September 30, 2010 (the “Convertible Notes”) and related warrants reported in Item 5 below, which funds were provided from such persons’ cash available for investment.

Item 4.     Purpose of Transaction

No change except for the addition of the following:

The Reporting Persons acquired the Convertible Notes and related warrants reported in Item 5 for purposes of investment. The Reporting Persons intend to continuously review their investment in Exabyte, and depending upon their evaluation of the Exabyte’s prospects and upon future developments (including, but not limited to, performance of the Common Stock in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Common Stock or other Exabyte securities, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Common Stock or other Exabyte securities held by such person, or cease buying or selling Common Stock or other Exabyte securities. Any such additional purchases or sales of the Common Stock or other Exabyte securities may be in open market or privately-negotiated transactions or otherwise. Meritage may be deemed to control Exabyte.

Item 5.      Interest in Securities of the Issuer

No change except for the addition of the following:

On November 1, 2005, the Meritage Funds purchased an aggregate of $4,000,000 principal amount of Convertible Notes at a purchase price equal to 100% of principal amount and received five-year warrants to purchase an aggregate of 2,000,000 shares of Exabyte’s Common Stock. Of such shares, the Fund purchased $3,507,000 principal amount of Convertible Notes and received warrants to purchase 1,753,500 shares of Common Stock, the Parallel Fund purchased $429,000 principal amount of Convertible Notes and received warrants to purchase 214,500 shares of Common Stock, and the Entrepreneurs Fund purchased $64,000 principal amount of Convertible Notes and received warrants to purchase 32,000 shares of Common Stock. The Convertible Notes are convertible into shares of Common Stock at an initial conversion price of $2.80 per share (subject to adjustment on the 30-day anniversary of closing to equal the average of the daily volume-weighted average sales prices of the Common Stock for the preceding five trading days to the extent that such average is less than $2.80 per share, but in no event shall such adjusted conversion price be less than $1.80 per share), and each warrant has an exercise price equal to such conversion price (as adjusted as described above).

In connection with the issuance of the Convertible Notes and related warrants, the conversion price of Exabyte’s Series AA Convertible Preferred Stock and the exercise price of warrants to purchase Common Stock issued in connection with the Series AA Convertible Preferred Stock were adjusted pursuant to the anti-dilution provisions thereof (after giving effect to the reverse split of the Common Stock described above) to equal the conversion price of the Convertible Notes (and will be further adjusted for any subsequent adjustment to such conversion price as described above). As a result of such anti-dilution adjustment, (i) the 13,735.547 shares of Series AA Preferred Stock held by the Fund are convertible into 4,905,552 shares of Common Stock, (ii) the 1,679.345 shares of Series AA Preferred Stock held by the Parallel Fund are convertible into 599,766 shares of Common Stock, and (iii) the 250.649 shares of Series AA Preferred Stock held by the Entrepreneurs Fund are convertible into 89,517 shares of Common Stock.

As a result of these transactions, (i) the Fund directly beneficially owns a total of 12,935,324 shares of Common Stock, including 6,158,053 shares issuable upon conversion of the Convertible Notes and Series AA Preferred Stock held by the Fund and 2,174,334 shares issuable upon exercise of warrants held by the Fund, (ii) the Parallel Fund directly beneficially owns a total of 1,581,698 shares of Common Stock, including 752,980 shares issuable upon conversion of the Convertible Notes and Series AA Preferred Stock held by the Parallel Fund and 265,952 shares issuable upon exercise of warrants held by the Parallel Fund, and (iii) the Entrepreneurs Fund directly beneficially owns a total of 236,047 shares of Common Stock, including 112,375 shares issuable upon conversion of the Convertible Notes and Series AA Preferred Stock held by the Entrepreneurs Fund and 39,679 shares issuable upon exercise of warrants held by the Entrepreneurs Fund. These share totals include 306,617 shares, 37,486 shares and 5,593 shares, respectively, previously received by the Fund, the Parallel Fund and the Entrepreneurs Fund in payment of accrued dividends on the shares of Series AA Preferred Stock held by such entities.

By virtue its status as the sole general partner of the Meritage Funds, Meritage may be deemed to indirectly beneficially own a total of 14,753,069 shares of Common Stock beneficially owned by the Meritage Funds (including 7,023,408 shares issuable upon conversion of the Convertible Notes and Series AA Preferred Stock held by the Meritage Funds and 2,479,965 shares issuable upon the exercise of warrants held by the Meritage Funds). Giving effect to the conversion of all such Convertible Notes and Series AA Preferred Stock and the exercise of such warrants, (i) Meritage may be deemed to indirectly beneficially own approximately 64.2% of the outstanding Common Stock, (ii) the Fund may be deemed to directly beneficially own approximately 59.3% of the outstanding Common Stock, and (iii) the Parallel Fund may be deemed to directly beneficially own approximately 10.9% of the outstanding Common Stock (in each case determined by dividing the total number of shares directly or indirectly beneficially owned by the Reporting Person by the sum of (x) the 13,491,441 shares of Common Stock outstanding as of November1, 2005 (based on information supplied by Exabyte), plus (y) the shares issuable upon conversion of the Convertible Notes and Series AA Preferred Stock and exercise of the warrants beneficially owned directly or indirectly by the Reporting Person).

Each of the Meritage Funds has the sole power to vote, or direct the voting of, the Common Stock beneficially owned by it and the sole power to dispose of, or to direct the disposition of, the Common Stock beneficially owned by it. Notwithstanding the foregoing, pursuant to their respective limited partnership agreements, the Meritage Funds are required to participate in all acquisition and disposition transactions on a pro rata basis.

             The information in Item 3 of this amendment is incorporated herein by reference.

Item 6.      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

             No change except for the addition of the following:

On October 31, 2005, the Meritage Funds and other investors entered into a Securities Purchase Agreement with Exabyte pursuant to which the Meritage Funds and the other investors purchased Convertible Notes and received warrants to purchase Common Stock. The foregoing summary of the Securities Purchase Agreement and related Convertible Notes and Common Stock purchase warrants is qualified in its entirety by reference to the text of Exhibits 16, 17 and 18, which are incorporated herein by such reference.

In connection with the issuance of Convertible Notes and related warrants, the Meritage Funds and the other purchasers of Convertible Notes entered into a Registration Rights Agreement and Security Agreement with Exabyte attached hereto as Exhibits 19 and 20, which are incorporated herein by such reference.

Item 7.      Material to be Filed as Exhibits

Exhibit Number	Description
16	Securities Purchase Agreement dated as of October 31, 2005 among Exabyte Corporation, Meritage Private Equity Fund, L.P., Meritage Private Equity Parallel Fund, L.P., Meritage Entrepreneurs Fund, L.P. and other purchasers of Exabyte's 10% Secured Convertible Subordinated Notes.

17	Form of 10% Secured Convertible Subordinated Note
18	Form of Common Stock Purchase Warrant
19	Registration Rights Agreement dated October 31, 2005 among Exabyte Corporation and the holders of Exabyte's 10% Secured Convertible Subordinated Notes.
20	Security Agreement dated October 31, 2005 among Exabyte Corporation and the holders of Exabyte's 10% Secured Convertible Subordinated Notes.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Meritage Private Equity Fund, L.P. Meritage Private Equity Parallel Fund, L.P. Meritage Investment Partners, LLC
Date: November 1, 2005	/s/ Laura I. Beller Laura I. Beller, Managing Member of Meritage Investment Partners, LLC, general partner of Meritage Private Equity Fund, L.P. and Meritage Private Equity Parallel Fund, L.P.